February 24, 2009
VIA EDGAR
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 8-K Filed January 28, 2009 File No. 001-02979
Dear Mr. Vaughn:
Pursuant to our discussions with members of the staff of the Securities and Exchange Commission and based on our explanations of the technical literature and the timeline for drafting expanded disclosures, we have mutually agreed to reflect the revisions to our disclosures that you have requested in your letter dated February 2, 2009 in our upcoming filing on Form 10-K.
Set forth below are the previously discussed responses by Wells Fargo & Company (“Wells Fargo”) to comments of the Staff of the Division of Corporation Finance that were included in your correspondence dated February 2, 2009. The items detailed below include, for your reference, the Staff’s comments and Wells Fargo’s response.
Wells Fargo Form 8-K Filed January 28, 2009
SEC Comment
1.	We note your disclosure of the metric “Allowance as a % of nonperforming loans” on page three of your press release. It appears the numerator of this metric (Allowance for Loan Losses) includes both the legacy Wells Fargo allowance for loan losses as well as the legacy Wachovia allowance for loans losses that was brought over during the application of purchase accounting and through a conforming adjustment provision

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February 24, 2009

during the fourth quarter. However, it appears that the denominator of metric (Nonperforming Loans) excludes the nonperforming loans of Wachovia, which may be due to your interpretation of the guidance in SOP 03-3 which was applied to certain of the loans acquired from Wachovia.

Given the material effect on this metric, please revise to discuss the effect of the Wachovia transaction on this metric. In this regard, the following clarifications would be helpful and appear necessary to explain the effects of your policies for classifying loans as nonperforming and the effects of purchase accounting on this metric:
SEC Comment
a.	Disclosure that the nonperforming loans acquired from Wachovia are excluded from the denominator of the calculation notwithstanding the fact that they were classified as nonperforming by Wachovia prior to the closing of the transaction on December 31, 2008.
Wells Fargo Response
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, in response to your comment, we expect to include the following disclosures in the Risk Management — Allowance for Credit Losses section and in the Balance Sheet Analysis — Loan Portfolio section:
Risk Management — Allowance for Credit Losses

At December 31, 2008, the allowance for loan losses totaled $21.0 billion (Wells Fargo and Wachovia) (2.43% of total loans), compared with $5.3 billion (Wells Fargo only) (1.39%), at December 31, 2007. The allowance for credit losses was $21.7 billion (2.51% of total loans) at December 31, 2008, and $5.52 billion (1.44%) at December 31, 2007. The allowance for loan losses and the allowance for credit losses do not include any amounts related to loans acquired from Wachovia that are accounted for under SOP 03-3 (Wachovia’s allowance related to these loans was $12.0 billion), and loans acquired from Wachovia are included in total loans net of related purchase accounting net write-downs. These ratios fluctuate from period to period and the increase in the ratios of the allowance for loan losses and the allowance for credit losses to total loans in 2008 was primarily due to the $8.1 billion credit reserve build in 2008 that included $3.9 billion to conform estimated loss emergence coverage periods to the most conservative of each company within FFIEC guidance as described below. The reserve for unfunded credit commitments was $698 million at December 31, 2008, and $211 million at December 31, 2007.

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February 24, 2009

The ratio of the allowance for credit losses to total nonaccrual loans was 319% and 206% at December 31, 2008 and 2007, respectively. The increase in this ratio reflects the addition of $9.3 billion (including $1.5 billion of conforming and purchase accounting adjustments) of Wachovia allowance for credit losses, but excludes $20.0 billion of SOP 03-3 loans that were previously reflected as nonaccrual by Wachovia. This ratio may fluctuate significantly from period to period due to such factors as the mix of loan types in the portfolio, borrower credit strength and the value and marketability of collateral. Over half of nonaccrual loans were home mortgages, auto and other consumer loans at December 31, 2008. Nonaccrual loans are generally written down to fair value less cost to sell at the time they are placed on nonaccrual and accounted for on a cost recovery basis.

The ratio of the allowance for loan losses to annual net charge-offs was 268%, 150% and 175% at December 31, 2008, 2007 and 2006, respectively. The increase in this ratio primarily relates to the addition of $8.7 billion (including $1.2 billion of conforming adjustments) from Wachovia while net charge-offs do not include any amounts from Wachovia as the acquisition closed at year end. This ratio may fluctuate significantly from period to period due to many factors, including general economic conditions, customer credit strength and the marketability of collateral. While we consider the ratio of the allowance for loan losses to annual net charge-offs, such trends are not determinative in and of themselves, as we use several analytical tools in determining the adequacy of the allowance for loan losses. The allowance for loan losses reflects management’s estimate of credit losses inherent in the loan portfolio based on loss emergence periods of the respective loans, underlying economic and market conditions, among other factors. See “Critical Accounting Policies — Allowance for Credit Losses” for additional information. The allowance for loan losses at December 31, 2008, also includes the allowance acquired from the Wachovia acquisition, while 2008 net charge-offs do not include activity related to Wachovia.

The provision for credit losses totaled $16.0 billion in 2008, $4.9 billion in 2007 and $2.2 billion in 2006. In 2008, the provision included a credit reserve build of $8.1 billion in excess of net charge-offs, which included $3.9 billion to conform loss emergence coverage periods to the most conservative of each company within FFIEC guidance. Of the $3.9 billion, $2.7 billion related to Wells Fargo consumer loans to extend the loss emergence period to 12 months of estimated incurred losses for all consumer portfolios, a period which is FFIEC compliant and which

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February 24, 2009

best fits the projected loss emergence period of the combined Company’s consumer loan portfolio, and is consistent with Wells Fargo consumer loan portfolio loss emergence trends reflecting our increased loss mitigation efforts.

The remaining $1.2 billion conforming adjustment was related to an increase in the allowance for loan losses for legacy Wachovia commercial and Pick-a-Pay portfolios to align the respective Wells Fargo methodology. The remainder of the reserve build was attributable to higher projected loss rates across the majority of the consumer credit businesses, and some credit deterioration and growth in the wholesale portfolios. In 2007, the provision included $1.4 billion in excess of net charge-offs, which was our estimate of the increase in incurred losses in our loan portfolio at year-end 2007, primarily related to the Home Equity portfolio.

Balance Sheet Analysis — Loan Portfolio

A discussion of average loan balances is included in “Earnings Performance — Net Interest Income” and a comparative schedule of average loan balances is included in Table 3; year-end balances are in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements.

Total loans at December 31, 2008, were $864.8 billion, up $482.6 billion from $382.2 billion at December 31, 2007, including $446.1 billion (net of $30.5 billion of purchase accounting net write-downs) acquired from Wachovia. Consumer loans were $474.9 billion at December 31, 2008, up $253.0 billion from $221.9 billion a year ago, including $246.8 billion (net of $21.0 billion of purchase accounting net write-downs) acquired from Wachovia. Commercial and commercial real estate loans of $356.1 billion at December 31, 2008, increased $203.3 billion from a year ago, including $171.4 billion (net of $7.9 billion of purchase accounting net write-downs) acquired from Wachovia. Mortgages held for sale decreased to $20.1 billion at December 31, 2008, from $26.8 billion a year ago, including $1.4 billion acquired from Wachovia.

A summary of the major categories of loans outstanding showing those subject to SOP 03-3 is presented in the following table. For further detail on SOP 03-3 loans see Note 1 (Summary of Significant Accounting Policies — Loans) and Note 6 (Loans and Allowance for Credit Losses).

Wells Fargo & Company
February 24, 2009

Table 8: LOAN PORTFOLIOS

	December 31,
	2008
		All
	SOP 03-3	other
(in millions)	loans	loans	Total	2007

Commercial and commercial real estate:
Commercial	$4,580	$197,889	$202,469	$90,468
Other real estate mortgage	7,762	95,346	103,108	36,747
Real estate construction	4,503	30,173	34,676	18,854
Lease financing	—	15,829	15,829	6,772

Total commercial and commercial real estate	16,845	339,237	356,082	152,841
Consumer:
Real estate 1-4 family first mortgage	39,214	208,680	247,894	71,415
Real estate 1-4 family junior lien mortgage	728	109,436	110,164	75,565
Credit card	—	23,555	23,555	18,762
Other revolving credit and installment	151	93,102	93,253	56,171

Total consumer	40,093	434,773	474,866	221,913
Foreign	1,859	32,023	33,882	7,441

Total loans	$58,797	$806,033	$864,830	$382,195

SEC Comment
b.	Disclosure that judgment is required in evaluating whether nonperforming loans acquired from Wachovia and accounted for under SOP 03-3 should be classified as nonperforming upon acquisition, your conclusion that they should not, the basis in the accounting literature for your conclusion, and disclosure that other companies may reach a different conclusion.
Wells Fargo Response
We believe that judgment is required in evaluating whether nonperforming loans should be returned to performing status at the time of the acquisition of the loan. As noted in paragraph 6 of the SOP 03-3, “Recognition of income under this SOP is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.” Additionally, as noted in the AICPA Technical Practice Aid Section 2130.14: Receivables, “The SOP is applicable to all loans within its scope, including non-accrual loans. The accrual accounting specified in the SOP should be applied if the investor is able to estimate expected cash flows, including cash flows resulting from foreclosure and other collection efforts.”

In accordance with the guidance cited above, we have returned those SOP 03-3 loans that were previously classified by Wachovia as nonperforming to an accrual status. This was done based on both Wachovia’s and Wells Fargo’s previous experience with the types of loans within the scope of SOP 03-3, and based on statistical averages associated with large portfolios of loans. The Company believes that it has a reasonable expectation about the timing and amount of cash

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February 24, 2009

flows expected to be collected on its SOP 03-3 portfolio. As discussed with the staff, several of our peer banks who have recently acquired large portfolios of nonperforming loans have reached the same conclusion that they have a reasonable expectation about the timing and amount of cash flows expected to be collected. Other banks and non-banks may reach a different conclusion as to their ability to estimate expected cash flows from a loan portfolio.

With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, in response to your comment, we expect to include the following disclosures in the Critical Accounting Policies — Acquired Loans Accounted For Under SOP 03-3 section and in the Summary of Significant Accounting Policies — Loans section:
Critical Accounting Policies Acquired Loans Accounted for Under SOP 03-3

Loans purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status, recent borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans are accounted for under SOP 03-3 and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. We estimate the cash flows expected to be collected at acquisition using our internal credit risk, interest rate risk and prepayment risk models, which incorporate our best estimate of current key assumptions, such as default rates, loss severity and prepayment speeds.

Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. Subsequent decreases to the expected cash flows will generally result in a charge to the provision for credit losses resulting in an increase to the allowance for loan losses. Subsequent increases in cash flows result in reversal of any nonaccretable difference (or allowance for loan losses to the extent any has been recorded) with

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February 24, 2009

a positive impact on interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, foreclosure or TDRs, result in removal of the loan from the SOP 03-3 portfolio at its carrying amount.

In connection with the Wachovia acquisition, we acquired certain loans that were deemed to be credit impaired under SOP 03-3. SOP 03-3 allows purchasers to aggregate credit-impaired loans acquired in the same fiscal quarter into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. With respect to the Wachovia acquisition, we aggregated all of the consumer loans and wholesale loans with balances of $3 million or less into pools with common risk characteristics. We accounted for wholesale loans with balances in excess of $3 million individually.

To estimate the possible impact on the accounting for the SOP 03-3 loans as of December 31, 2008, we assumed the following scenarios of a reasonable possible improvement or deterioration in loan credit quality.

Assumptions for deterioration in loan credit quality for SOP 03-3 loans were:

•	for Pick-a-Pay loans, a 10% increase in expected life of loan loss rates from December 31, 2008, purchase accounting estimates, based on increased loss severity due to prolonged residential real estate value deterioration, continued increase in unemployment levels and higher bankruptcy levels; and

•	for commercial real estate loans, a 10% increase in expected life of loan loss rates from December 31, 2008, purchase accounting estimates due to continued deterioration in the homebuilder and income property sectors.

Assumptions for improvement in loan credit quality for SOP 03-3 were:

•	for Pick-a-Pay loans, a 10% decrease in expected life of loan loss rates from December 31, 2008, purchase accounting estimates, based on decreased loss severity due to residential real estate value stabilization; and

•	for commercial real estate loans, a 10% decrease in expected life of loan loss rates from December 31, 2008, purchase accounting estimates due to an improvement in the homebuilder and income property sectors.

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February 24, 2009

Under these assumptions for deterioration in loan credit quality, another $927 million would be added to the allowance for loans losses and, under the assumptions for improvement, a $428 million reduction in expected losses could occur.

In accordance with SOP 03-3, loans that were classified as nonperforming loans by Wachovia are no longer classified as nonperforming because, at acquisition, we believe we will fully collect the new carrying value of these loans. It is important to note that judgment is required in reclassifying loans subject to SOP 03-3 to performing status, and is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected, even if the loan is contractually past due.

Summary of Significant Accounting Policies — Loans

Loans accounted for under SOP 03-3 Loans acquired by completion of a transfer or in a business combination, including those acquired from Wachovia, where there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments are accounted for under SOP 03-3. SOP 03-3 requires that acquired credit-impaired loans be recorded at fair value and prohibits carryover of the related allowance for loan losses. Some loans that otherwise meet the definition as credit impaired are specifically excluded from the scope of SOP 03-3, such as revolving loans where the borrower still has revolving privileges.

Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status, recent borrower credit scores and recent loan-to-value percentages. Generally, acquired loans that meet our definition for nonaccrual status fall within the scope of SOP 03-3.

Loans within the scope of SOP 03-3 are initially recorded at fair value. The application of the SOP, and the process estimating fair value involves estimating the principal and interest cash flows expected to be collected on the credit impaired loans and discounting those cash flows at a market rate of interest.

Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan in situations where there is a reasonable expectation

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February 24, 2009

about the timing and amount of cash flows to be collected. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. Subsequent decreases to the expected cash flows will generally result in a charge to the provision for credit losses resulting in an increase to the allowance for loan losses. Subsequent increases in cash flows result in reversal of nonaccretable discount (or allowance for loan losses to the extent any had been recorded) with a positive impact on interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, foreclosure, or troubled debt restructurings result in removal of the loan from the SOP 03-3 portfolio at its carrying amount.

Loans subject to SOP 03-3 are written down to an amount estimated to be collectible. Accordingly, such loans are no longer classified as nonaccrual even though they may be contractually past due. We expect to fully collect the new carrying values of such loans (that is, the new cost basis arising out of purchase accounting). If a loan, or a pool of loans, deteriorates post acquisition a provision for loan losses is recorded to increase the allowance for loan losses. Loans subject to SOP 03-3 are also excluded from the disclosure of loans 90 days or more past due and still accruing interest. Even though substantially all of them are 90 days or more contractually past due, they are considered to be accruing because the interest income on these loans relates to the establishment of an accretable yield in accordance with SOP 03-3.
SEC Comment
c.	Disclosure of the amount of non-performing loans acquired from Wachovia and excluded from the denominator of the calculation. You may also wish to enhance your disclosure to provide a more fulsome discussion of why there is no associated allowance for loan losses for these loans.
Wells Fargo Response
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, in response to your comment, in addition to disclosing in our response to comment 1-a above that nonaccrual loans exclude $20 billion of SOP 03-3 loans that were previously reflected as nonaccrual by Wachovia , we expect to include the following disclosures in Note 6 -Loans and Allowance for Credit Losses:
Note 6 — LOANS AND ALLOWANCE FOR CREDIT LOSSES
A summary of the major categories of loans outstanding is shown in the following table. Certain loans acquired in the Wachovia

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February 24, 2009

acquisition are subject to SOP 03-3 (see Note 1). These include loans where it is probable that we will not collect all contractual principal and interest. Loans within the scope of SOP 03-3 are initially recorded at fair value, and no allowance is carried over or initially recorded. A summary of the major categories of loans outstanding showing those subject to SOP 03-3 is presented in the following table.

	December 31,
	2008
		All
	SOP 03-3	other
(in millions)	loans	loans	Total	2007	2006	2005	2004

Commercial and commercial real estate:
Commercial	$4,580	$197,889	$202,469	$90,468	$70,404	$61,552	$54,517
Other real estate mortgage	7,762	95,346	103,108	36,747	30,112	28,545	29,804
Real estate construction	4,503	30,173	34,676	18,854	15,935	13,406	9,025
Lease financing	—	15,829	15,829	6,772	5,614	5,400	5,169

Total commercial and commercial real estate	16,845	339,237	356,082	152,841	122,065	108,903	98,515
Consumer:
Real estate 1-4 family first mortgage	39,214	208,680	247,894	71,415	53,228	77,768	87,686
Real estate 1-4 family junior lien mortgage	728	109,436	110,164	75,565	68,926	59,143	52,190
Credit card	—	23,555	23,555	18,762	14,697	12,009	10,260
Other revolving credit and installment	151	93,102	93,253	56,171	53,534	47,462	34,725

Total consumer	40,093	434,773	474,866	221,913	190,385	196,382	184,861
Foreign	1,859	32,023	33,882	7,441	6,666	5,552	4,210

Total loans	$58,797	$806,033	$864,830	$382,195	$319,116	$310,837	$287,586

Outstanding loan balances are presented net of unearned income, net deferred loan fees, and unamortized discount and premium totaling $16,891 million and $4,083 million at December 31, 2008 and 2007, respectively. Loans subject to SOP 03-3 are presented net of the related accretable yield and nonaccretable difference.

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded credit commitments. Changes in the allowance for credit losses were:

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February 24, 2009

	Year ended December 31,
(in millions)	2008	2007	2006	2005	2004

Balance, beginning of year	$5,518	$3,964	$4,057	$3,950	$3,891

Provision for credit losses (1)	15,979	4,939	2,204	2,383	1,717

Loan charge-offs:
Commercial and commercial real estate:
Commercial	(1,653)	(629)	(414)	(406)	(424)
Other real estate mortgage	(29)	(6)	(5)	(7)	(25)
Real estate construction	(178)	(14)	(2)	(6)	(5)
Lease financing	(65)	(33)	(30)	(35)	(62)

Total commercial and commercial real estate	(1,925)	(682)	(451)	(454)	(516)
Consumer:
Real estate 1-4 family first mortgage	(540)	(109)	(103)	(111)	(53)
Real estate 1-4 family junior lien mortgage	(2,204)	(648)	(154)	(136)	(107)
Credit card	(1,563)	(832)	(505)	(553)	(463)
Other revolving credit and installment	(2,300)	(1,913)	(1,685)	(1,480)	(919)

Total consumer	(6,607)	(3,502)	(2,447)	(2,280)	(1,542)
Foreign	(245)	(265)	(281)	(298)	(143)

Total loan charge-offs	(8,777)	(4,449)	(3,179)	(3,032)	(2,201)

Loan recoveries:
Commercial and commercial real estate:
Commercial	114	119	111	133	150
Other real estate mortgage	5	8	19	16	17
Real estate construction	3	2	3	13	6
Lease financing	13	17	21	21	26

Total commercial and commercial real estate	135	146	154	183	199
Consumer:
Real estate 1-4 family first mortgage	37	22	26	21	6
Real estate 1-4 family junior lien mortgage	89	53	36	31	24
Credit card	147	120	96	86	62
Other revolving credit and installment	481	504	537	365	220

Total consumer	754	699	695	503	312
Foreign	49	65	76	63	24

Total loan recoveries	938	910	925	749	535

Net loan charge-offs (2)	(7,839)	(3,539)	(2,254)	(2,283)	(1,666)

Allowances related to business combinations/other	8,053	154	(43)	7	8

Balance, end of year	$21,711	$5,518	$3,964	$4,057	$3,950

Components:
Allowance for loan losses	$21,013	$5,307	$3,764	$3,871	$3,762
Reserve for unfunded credit commitments	698	211	200	186	188

Allowance for credit losses	$21,711	$5,518	$3,964	$4,057	$3,950

Net loan charge-offs as a percentage of average total loans	1.97%	1.03%	0.73%	0.77%	0.62%

Allowance for loan losses as a percentage of total loans (3)	2.43%	1.39%	1.18%	1.25%	1.31%
Allowance for credit losses as a percentage of total loans (3)	2.51	1.44	1.24	1.31	1.37

(1)	Provision included $3.9 billion to conform credit reserve practices of Wells Fargo and Wachovia.

(2)	Because the Wachovia acquisition occurred on the last day of 2008, charge-offs and recoveries include only those of Wells Fargo and exclude Wachovia’s 2008 charge-offs and recoveries.

(3)	The allowance for loan losses and the allowance for credit losses do not include any amounts related to loans acquired from Wachovia that are accounted for under SOP 03-3 (Wachovia’s allowance related to these loans was $12.0 billion). Loans acquired from Wachovia are included in total loans net of related purchase accounting net write-downs (see Note 1).

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February 24, 2009

SOP 03-3

At December 31, 2008, acquired loans within the scope of SOP 03-3 had an unpaid principal balance (less prior charge-offs) of $93.9 billion and a carrying value of $58.8 billion. The following table provides details on the SOP 03-3 loans acquired from Wachovia.

(in millions)	December 31, 2008

Contractually required payments including interest	$106,192
Nonaccretable difference (1)	(41,955)

Cash flows expected to be collected (2)	64,237
Accretable yield	(5,440)

Fair value of loans acquired	$58,797

(1)	Includes $37.2 billion in principal cash flows (purchase accounting adjustments) not expected to be collected, $2.3 billion of pre-acquisition charge-offs and $2.5 billion of future interest not expected to be collected.

(2)	Represents undiscounted expected principal and interest cash flows.
SEC Comment
d.	Given that the Wachovia acquisition closed on December 31, 2008, you may wish to provide disclosure of this metric excluding the Wachovia transaction to more clearly show the trends on the historical Wells Fargo results. Additionally, you may wish to disclose the amount of nonperforming loans at Wachovia immediately prior to acquisition and trends experienced during the year and quarter. Regardless of whether you choose to make such disclosures, you should provide a narrative to describe the limitations of the metric to reflect the deteriorating credit quality actually experienced in the fourth quarter of 2008 at both Wells Fargo and Wachovia.
Wells Fargo Response
We believe that the disclosures described above would be a non-GAAP metric and the Company generally does not provide any non-GAAP metrics. Therefore, the inclusion of such information would be inconsistent with the Company’s disclosure practices. We believe that the disclosure described in our Risk Management — Allowance for Credit Losses (provided in response to comment 1-a.) and our disclosure described below, which will be included in our Financial Review- Overview-Wachovia Merger section, provide adequate transparency and permits the reader to derive the information described above:
On December 31, 2008, Wachovia merged into Wells Fargo & Company with Wells Fargo surviving the merger. Wachovia, based in Charlotte, North Carolina, was one of the nation’s largest diversified financial services companies, providing a broad range of retail banking and brokerage, asset and wealth management, and

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February 24, 2009

corporate and investment banking products and services to customers through 3,300 financial centers in 21 states from Connecticut to Florida and west to Texas and California, and nationwide retail brokerage, mortgage lending and auto finance businesses. In the merger, Wells Fargo exchanged 0.1991 shares of its common stock for each outstanding share of Wachovia common stock, issuing a total of 422.7 million shares of Wells Fargo common stock with a December 31, 2008, value of $12.5 billion to Wachovia shareholders. Shares of each outstanding series of Wachovia preferred stock were converted into shares (or fractional shares) of a corresponding series of Wells Fargo preferred stock having substantially the same rights and preferences. Wachovia’s assets and liabilities are included in the consolidated balance sheet at their respective acquisition date fair values. Wachovia’s year-end assets at fair value totaled $707 billion. Because the acquisition was completed at the end of 2008, Wachovia’s results of operations are not included in our income statement. Based on the purchase price of $23.1 billion and the fair value of net assets acquired of $14.3 billion, the transaction resulted in goodwill of $8.8 billion, which will change as acquisition date fair values are refined over a period of up to one year following the acquisition. Because the transaction closed on the last day of the annual reporting period, certain fair value purchase accounting adjustments were based on data as of an interim period with estimates through year end. Accordingly, we will be re-validating and, where necessary, refining our purchase accounting adjustments. We expect that the refinements will focus largely on loans with evidence of credit deterioration. The impact of any changes will be recorded as an adjustment to goodwill.

The more significant fair value adjustments in our purchase accounting for the Wachovia acquisition were to loans. Certain of the loans acquired from Wachovia have evidence of credit deterioration since origination and it is probable that we will not collect all contractually required principal and interest payments. Such loans are accounted for under American Institute of Certified Public Accountants (AICPA) Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 requires that acquired credit-impaired loans be recorded at fair value and prohibits carryover of the related allowance for loan losses.

Loans within the scope of SOP 03-3 are initially recorded at fair value. The application of the SOP, and accordingly the process of estimating fair value, involves estimating the principal and interest cash flows expected to be collected on the credit-impaired loans and discounting those cash flows at a market rate of interest.

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February 24, 2009

Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. Subsequent decreases to the expected cash flows will generally result in a charge to the provision for credit losses resulting in an increase to the allowance for loan losses. Subsequent increases in cash flows result in reversal of any nonaccretable difference (or allowance for loan losses to the extent any has been recorded) with a positive impact on interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, foreclosure or troubled debt restructurings (TDRs) result in removal of the loan from the SOP 03-3 portfolio at its carrying amount.

Of the $446.1 billion of loans acquired in the Wachovia merger, $93.9 billion were determined to be credit-impaired and therefore subject to SOP 03-3. Generally, loans on nonaccrual status were considered to be credit-impaired for purposes of applying the SOP. The fair value of these loans was $58.8 billion at December 31, 2008. Wachovia’s allowance for loan losses related to the loans was $12.0 billion and such allowance was not carried forward to the Wells Fargo allowance, rather it was reversed with the offset to goodwill. The allowance for loan losses of $7.5 billion (excluding the impact of conforming adjustments) associated with loans not within the scope of SOP 03-3 was carried over and is included in the consolidated allowance for loan losses.

Loans subject to SOP 03-3 are written down to an amount estimated to be collectible. Accordingly, such loans are no longer classified as nonaccrual even though they may be contractually past due. We expect to fully collect the new carrying values of such loans (that is, the new cost basis arising out of our purchase accounting). Of Wachovia’s pre-acquisition nonaccrual loans, $20.0 billion are no longer considered to be nonaccrual because of the application of SOP 03-3 and $97 million continue to be reported as nonaccrual because they are outside the scope of the SOP. Loans subject to SOP 03-3 are also excluded from the disclosure of loans 90 days or more past due and still accruing

Wells Fargo & Company
February 24, 2009

interest even though substantially all of them are 90 days or more contractually past due and they are considered to be accruing because the interest income on these loans relates to the establishment of an accretable yield in accordance with SOP 03-3.

As a result of the application of SOP 03-3 to Wachovia’s loans, certain ratios of the combined company cannot be used to compare a portfolio that includes acquired credit-impaired loans accounted for under SOP 03-3 against one that does not, for example, in comparing peer companies, and cannot be used to compare ratios across years such as comparing 2008 ratios, which include the Wachovia acquisition, against prior periods, which do not. The ratios particularly affected by the accounting under SOP 03-3 include the allowance for loan losses as a percentage of loans, nonaccrual loans, and nonperforming assets, and nonaccrual loans and nonperforming assets as a percentage of total loans.

Loans not subject to SOP 03-3 are recorded net of an adjustment to reflect market interest rates. The allowance for loan losses related to these loans of $7.5 billion was carried over and included in the consolidated allowance for loan losses.
SEC Comment
2.	We note your disclosure of total nonperforming assets and the ratio of nonperforming assets to total loans on page eight of your press release. Similar to the points noted in comment one above, it appears that nonperforming assets exclude the nonperforming loans acquired from Wachovia, which may be due to your interpretation of the guidance in SOP 03-3 which was applied to certain of the loans acquired from Wachovia. Given the material effect on these metrics, please revise to discuss the effect of the Wachovia transaction on these metrics. The disclosures should provide similar information as the points noted in the comment above, and should make clear that notwithstanding the fact that the ratio of total nonperforming loans to total loans shows a 47% decrease from September 30, 2008 to December 31, 2008 (1.53% at September 30 versus 1.04% at December 31st), problem loans are not decreasing, hence the substantial increase in provisions for loan losses recorded during the fourth quarter of 2008.
Wells Fargo Response
As indicated in our response to Comment 1, we have returned those SOP 03-3 loans that were previously classified by Wachovia as nonperforming to an accrual status. We believe that the disclosures described in response to comment 1-a and included in our Risk Management – Allowance for Credit Losses section, our response to comment 1-d, included in our Financial Review –Overview-Wachovia Merger section, and the response described below in our Financial Review-Summary Results provide adequate transparency and permits the reader to derive the information described above.

Wells Fargo & Company
February 24, 2009

Our combined allowance for credit losses was $21.7 billion at December 31, 2008, which represents 3.2 times coverage of nonaccrual loans. At December 31, 2008, our combined allowance covered 12 months of estimated losses for all consumer portfolios and at least 24 months for all commercial and commercial real estate portfolios. As described on page 35, our nonaccrual loans excluded $20.0 billion of SOP 03-3 loans that were previously reflected as nonaccrual by Wachovia.

At December 31, 2008, total nonaccrual loans were $6.80 billion (0.79% of total loans) up from $2.68 billion (0.70%) at December 31, 2007. Total nonaccrual loans at December 31, 2008, excluded $20.0 billion of SOP 03-3 loans that were previously reflected as nonaccrual by Wachovia. The majority of the $4.1 billion increase in nonaccrual loans was in the real estate 1-4 family first mortgage portfolio, including $742 million in Wells Fargo Financial real estate and $424 million in Wells Fargo Home Mortgage, and was due to the national rise in mortgage default rates. Total nonperforming assets (NPAs) were $9.01 billion (1.04% of total loans) at December 31, 2008, compared with $3.87 billion (1.01%) at December 31, 2007. Total NPAs at December 31, 2008, excluded $20.0 billion of SOP 03-3 loans that were previously reflected as nonperforming by Wachovia. Foreclosed assets were $2.19 billion at December 31, 2008, including $885 million from Wachovia, compared with $1.18 billion at December 31, 2007. Foreclosed assets, a component of total NPAs, included $1.53 billion and $649 million in residential property and auto loans and $667 million and $535 million of foreclosed real estate securing Government National Mortgage Association (GNMA) loans at December 31, 2008 and 2007, respectively, consistent with regulatory reporting requirements. The foreclosed real estate securing GNMA loans of $667 million represented eight basis points of the ratio of NPAs to loans at December 31, 2008. Both principal and interest for the GNMA loans secured by the foreclosed real estate are collectible because the GNMA loans are insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veterans Affairs.

Wells Fargo & Company
February 24, 2009

SEC Comment
3.	We note your disclosure on page nine of your press release that loans acquired from Wachovia and accounted for under SOP 03-3 are still accruing at December 31, 2008. We note the guidance in paragraph 6 of SOP 03-3 that indicates that recognition of income under SOP 03-3 is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. The SOP notes that if the timing of either a sale of the loan into the secondary market or a sale of loan collateral in essentially the same condition as received upon foreclosure is indeterminate, the investor likely does not have the information necessary to compute the yield and should cease recognizing income on the loan. Given the nature of the loans (substantially the Pick-a-Pay portfolio), the nature of current economic conditions and your disclosure on page eight that you will continue to hold more nonperforming assets on your balance sheet as it is currently the most economic option available, please tell us and revise to disclose how you determined that you can reasonably estimate the timing and amount of cash flows to be collected.
Wells Fargo Response
Based on both Wachovia’s and Wells Fargo’s previous experience with the types of loans within the scope of SOP 03-3, and based on statistical averages associated with large portfolios of loans, the Company believes that it has a reasonable expectation about the timing and amount of cash flows expected to be collected. In estimating the cash flows expected to be collected for the Pick-a-Pay portfolio, the Company utilizes a model which incorporate information regarding voluntary prepayments, involuntary prepayments (defaults), the probability of these defaults, the severity of losses associated with defaults and time to sale foreclosed and short-sale assets.

With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure in: Critical Accounting Policies – Acquired Loans Accounted For Under SOP 03-3:
Loans purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status, recent borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans are accounted for under SOP 03-3 and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. We estimate the cash flows expected to be collected at acquisition using our internal credit risk, interest rate risk and prepayment risk models, which incorporate our best estimate of current key assumptions, such as default rates, loss severity and prepayment speeds.

Wells Fargo & Company
February 24, 2009

Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference. Subsequent decreases to the expected cash flows will generally result in a charge to the provision for credit losses resulting in an increase to the allowance for loan losses. Subsequent increases in cash flows result in reversal of any nonaccretable difference (or allowance for loan losses to the extent any has been recorded) with a positive impact on interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, foreclosure or TDRs, result in removal of the loan from the SOP 03-3 portfolio at its carrying amount.

In connection with the Wachovia acquisition, we acquired certain loans that were deemed to be credit impaired under SOP 03-3. SOP 03-3 allows purchasers to aggregate credit-impaired loans acquired in the same fiscal quarter into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. With respect to the Wachovia acquisition, we aggregated all of the consumer loans and wholesale loans with balances of $3 million or less into pools with common risk characteristics. We accounted for wholesale loans with balances in excess of $3 million individually.

To estimate the possible impact on the accounting for the SOP 03-3 loans as of December 31, 2008, we assumed the following scenarios of a reasonable possible improvement or deterioration in loan credit quality.

Assumptions for deterioration in loan credit quality for SOP 03-3 loans were:

•	for Pick-a-Pay loans, a 10% increase in expected life of loan loss rates from December 31, 2008, purchase accounting estimates, based on increased loss severity due to prolonged residential real

Wells Fargo & Company
February 24, 2009

estate value deterioration, continued increase in unemployment levels and higher bankruptcy levels; and

•	for commercial real estate loans, a 10% increase in expected life of loan loss rates from December 31, 2008, purchase accounting estimates due to continued deterioration in the homebuilder and income property sectors.

Assumptions for improvement in loan credit quality for SOP 03-3 were:

•	for Pick-a-Pay loans, a 10% decrease in expected life of loan loss rates from December 31, 2008, purchase accounting estimates, based on decreased loss severity due to residential real estate value stabilization; and

•	for commercial real estate loans, a 10% decrease in expected life of loan loss rates from December 31, 2008, purchase accounting estimates due to an improvement in the homebuilder and income property sectors.

Under these assumptions for deterioration in loan credit quality, another $927 million would be added to the allowance for loans losses and, under the assumptions for improvement, a $428 million reduction in expected losses could occur.

In accordance with SOP 03-3, loans that were classified as nonperforming loans by Wachovia are no longer classified as nonperforming because, at acquisition, we believe we will fully collect the new carrying value of these loans. It is important to note that judgment is required in reclassifying loans subject to SOP 03-3 to performing status, and is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected, even if the loan is contractually past due.
SEC Comment
4.	We note your disclosure on page nine of your press release that you have excluded loans acquired from Wachovia and accounted for under SOP 03-3 from the 90 days past due and still accruing table due to the fact that these loans are not expected to negatively impact the income statement in future periods. Please revise to provide additional detail for why you exclude these loans from the table considering that inclusion in the table would appear to meet the objective of the table and considering that loans 90 days or more past due that are well-secured and in the process of collection are similarly not expected to negatively impact the income statement in future periods but are included in the table.

Wells Fargo & Company
February 24, 2009

Wells Fargo Response
The Company believes that loans acquired from Wachovia that are 90 days past due and accruing due to the application of the requirements of SOP 03-3 have characteristics that differ significantly from the loans that are included in this disclosure table. For the loans that are included, the Company believes it will collect all of the contractual principal and interest payments. Any amounts not collected would result in future charge-offs and the potential need for an additional allowance. For the SOP 03-3 loans, the Company does not believe it will collect all of the contractual principal and interest. However, amounts not collected would generally not result in the need for an additional allowance. Such amounts would reduce the SOP 03-3 nonaccretable difference. Only if the nonaccretable difference was not sufficient to absorb estimated future losses would there be a need for an additional allowance. Commingling these two populations would be misleading and inconsistent with the purpose of the required disclosure. We believe separate disclosures provide more meaningful information.

With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure in Risk Management – Loans 90 Days or More Past Due and Still Accruing:
Loans included in this category are 90 days or more past due as to interest or principal and still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family first mortgage loans or consumer loans exempt under regulatory rules from being classified as nonaccrual. Loans acquired from Wachovia that are subject to SOP 03-3 are excluded from the disclosure of loans 90 days or more past due and still accruing interest even though substantially all of them are 90 days or more contractually past due and they are considered to be accruing because the interest income on these loans relates to the establishment of an accretable yield in purchase accounting under the SOP and not to contractual interest payments.

Loans 90 days or more past due and still accruing totaled $12,645 million (Wells Fargo and Wachovia combined), $6,393 million, $5,073 million, $3,606 million and $2,578 million at December 31, 2008, 2007, 2006, 2005 and 2004, respectively. The total included $8,184 million, $4,834 million, $3,913 million, $2,923 million and $1,820 million for the same periods, respectively, in advances pursuant to our servicing agreements to GNMA mortgage pools and similar loans whose repayments are insured by the FHA or guaranteed by the Department of Veterans Affairs. Table 20 reflects loans 90 days or more past due and still accruing excluding the insured/guaranteed GNMA advances.

Wells Fargo & Company
February 24, 2009

Table 20:	LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING (EXCLUDING INSURED/GUARANTEED GNMA AND SIMILAR LOANS)

	December 31,
(in millions)	2008	2007	2006	2005	2004

Commercial and commercial real estate:
Commercial	$218	$32	$15	$18	$26
Other real estate mortgage	88	10	3	13	6
Real estate construction	232	24	3	9	6

Total commercial and commercial real estate	538	66	21	40	38
Consumer:
Real estate 1-4 family first mortgage (1)	1,565	286	154	103	148
Real estate 1-4 family junior lien mortgage	590	201	63	50	40
Credit card	687	402	262	159	150
Other revolving credit and installment	1,047	552	616	290	306

Total consumer	3,889	1,441	1,095	602	644
Foreign	34	52	44	41	76

Total	$4,461	$1,559	$1,160	$683	$758

Includes mortgage loans held for sale 90 days or more past due and still accruing
SEC Comment
5.	We note your disclosure of total nonperforming assets at December 31, 2008 ($9.0 billion) on page eight of your press release. Please confirm that this metric contains the balance of Other Real Estate Owned acquired from Wachovia. If not, please revise to include this amount in nonperforming assets or revise to clarify that this amount is excluded and provide an explanation.
Wells Fargo Response
We confirm that total nonperforming assets at December 31, 2008 ($9.0 billion) on page eight of the press release includes the balance of Other Real Estate Owned acquired from Wachovia. This information will be presented in the Risk Management — Nonaccrual Loans and Other Assets section of our 2008 Annual Report:
Table 19 shows the five-year trend for nonaccrual loans and other assets. We generally place loans on nonaccrual status when:
•	the full and timely collection of interest or principal becomes uncertain;

•	they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages and auto loans) past due for interest or principal (unless both well-secured and in the process of collection); or

•	part of the principal balance has been charged off.
The combined company’s nonaccrual loans include $97 million from Wachovia related largely to lease financing. Prior to the application of SOP 03-3, Wachovia’s nonaccrual loans totaled $20.1 billion, including $14.0 billion of consumer loans ($11.4

Wells Fargo & Company
February 24, 2009

billion of Pick-a-Pay) and $6.1 billion of commercial and commercial real estate loans.
Note 1 (Summary of Significant Accounting Policies) to Financial Statements describes our accounting policy for nonaccrual loans.
Table 19: NONACCRUAL LOANS AND OTHER ASSETS

	December 31,
(in millions)	2008 (1)	2007	2006	2005	2004

Nonaccrual loans:
Commercial and commercial real estate:
Commercial	$1,253	$432	$331	$286	$345
Other real estate mortgage	594	128	105	165	229
Real estate construction	989	293	78	31	57
Lease financing	92	45	29	45	68

Total commercial and commercial real estate	2,928	898	543	527	699
Consumer:
Real estate 1-4 family first mortgage (2)	2,648	1,272	688	471	386
Real estate 1-4 family junior lien mortgage	894	280	212	144	92
Other revolving credit and installment	273	184	180	171	160

Total consumer	3,815	1,736	1,080	786	638
Foreign	57	45	43	25	21

Total nonaccrual loans (3)	6,800	2,679	1,666	1,338	1,358
As a percentage of total loans	0.79%	0.70%	0.52%	0.43%	0.47%

Foreclosed assets:
GNMA loans (4)	667	535	322	—	—
Other	1,526	649	423	191	212
Real estate and other nonaccrual investments (5)	16	5	5	2	2

Total nonaccrual loans and other assets	$9,009	$3,868	$2,416	$1,531	$1,572

As a percentage of total loans	1.04%	1.01%	0.76%	0.49%	0.55%

(1)	The allowance for credit losses does not include any amounts related to loans acquired from Wachovia that are accounted for under SOP 03-3 (Wachovia’s allowance related to these loans was $12.0 billion), and nonaccrual loans exclude $20.0 billion of SOP 03-3 loans that were previously reflected as nonaccrual by Wachovia.

(2)	Includes nonaccrual mortgages held for sale.

(3)	Includes impaired loans of $3,640 million, $469 million, $230 million, $190 million and $309 million at December 31, 2008, 2007, 2006, 2005 and 2004, respectively. See Note 1 (Summary of Significant Accounting Policies) and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements for further discussion of impaired loans.

(4)	Due to a change in regulatory reporting requirements effective January 1, 2006, foreclosed real estate securing GNMA loans has been classified as nonperforming. Both principal and interest for GNMA loans secured by the foreclosed real estate are collectible because the GNMA loans are insured by the FHA or guaranteed by the Department of Veterans Affairs.

(5)	Includes real estate investments (contingent interest loans accounted for as investments) that would be classified as nonaccrual if these assets were recorded as loans.
SEC Comment
6.	Please tell us and revise to describe why you do not include “Loans 90 Days or More Past Due and Still Accruing” as a subset of total nonperforming assets. Please revise to describe each type of loan included in this category and differentiate them from nonperforming assets.

Wells Fargo & Company
February 24, 2009

Wells Fargo
Staff Accounting Bulletin No. 82 defines nonperforming assets as nonaccrual or reduced rate loans and other nonearning assets, including foreclosed real estate (collectively, “nonperforming assets”). Accordingly, we do not include in our description of nonperforming assets those loans which are on accrual at market rates.
We believe that the disclosures described in response to comment 4 and included in our Risk Management – Loans 90 Days or More Past Due and Still Accruing are responsive to your comment.
*****
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,
/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)